RALLY RD.

Exclusive Purchase Option Agreement

As of December 2nd, 2019

This exclusive purchase option agreement (the “Option Agreement”) is made between RSE Archives, LLC (“Purchaser” or “us”) and Metropolis Collectibles Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪You are partnering with us to securitize the Asset(s) through the Rally Rd. platform, which is owned and operated by our parent company,
RSE Markets, Inc. (the “Platform”).

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of three (3) months from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Period.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪Upon the successful completion of an offering through the Rally Rd. platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

RALLY RD.

Other:

▪This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

RALLY RD.

Asset:	Batman #3 Comic Book
Description:	Grade: CGC NM 9.4
Total Acquisition Cost:	$ 75,000
Consideration: Cash (%) Equity (%) Total	$ 75,000 (100%) (0%) $ 75,000
Other Terms: Down Payment Balance Due	$ 18,750 due on signing $ 56,250 due on the earlier of seven business days within an initial offering or March 1, 2020

Additional Terms & Conditions:

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Vincent Zurzolo
RSE	SELLER
Name:Christopher J. Bruno	Name: Vincent Zurzolo
Title: Chief Executive Officer	Title: Principal